UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2018

Commission File Number: 001-38245

Hexindai Inc.

(Exact name of registrant as specified in its charter)

13th Floor, Block C, Shimao

No. 92 Jianguo Road

Chaoyang District, Beijing 100020

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On September 25, 2018, Hexindai Inc. (NASDAQ: HX) (the “Company” or “We”) published the unaudited financial results for the quarter ended June 30, 2018 (the “2019 Q1 Results”) through press releases. Such press releases were also furnished to the Securities and Exchange Commission on Form 6-K. The 2019 Q1 Results are prepared and presented in accordance with U.S. GAAP, and have not been reviewed by an independent public accountant. The Company’s management believes that the interim financial information presented therein fairly presents, in all material respects, the financial condition and results of operations of the Company as of the end of and for the referenced periods and may be relied upon.

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and as such we are exempt from certain provisions applicable to United States domestic public companies, including the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q, and Rule 10-01(d) of Regulation S-X requiring that interim financial statements included in quarterly reports on Form 10-Q be reviewed by an independent public accountant using professional standards and procedures for conducting such reviews, as established by generally accepted auditing standards, as may be modified or supplemented by the Securities and Exchange Commission.

The Company has engaged Marcum Bernstein & Pinchuk LLP (“MarcumBP”) as its independent registered public accounting firm to review the Company’s interim financial information for the three months ended September 30, 2018, and for the subsequent interim periods. The financial statements included in the 2019 Q1 Results will also be reviewed by MarcumBP and the Company will file any necessary amendments to the Form 6-K furnishing the 2019 Q1 Results.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hexindai Inc.

	By:	/s/ Zhang Qisen (Johnson)
Zhang Qisen (Johnson)
Chief Financial Officer

Date: October 5, 2018

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